EXHIBIT C

LETTER, DATED AUGUST 6, 2012, FROM RICHARD M. SCHULZE
TO THE BOARD OF DIRECTORS OF BEST BUY CO., INC.

August 6, 2012

Board of Directors
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

Attention:	Hatim Tyabji
Chairman of the Board of Directors

Dear Hatim:

Since founding the Sound of Music in 1966 and opening the first Best Buy branded store in 1983, I have believed in Best Buy and its future.  It goes without saying that I care deeply about the company’s customers, employees and shareholders – and I will always do so.  As you know, since stepping down from the Board on June 7th, I have been actively exploring all available options for my ownership stake.  That exploration has reinforced my belief that bold and extensive changes are needed for Best Buy to return to market leadership and has led me to the conclusion that the company’s best chance for renewed success will be to implement these changes under a different ownership structure.

Over the last two months, I have done an extensive amount of work to develop a plan to address the company’s challenges, and I have had conversations with several premier private equity firms with deep experience in retail who are interested in a possible acquisition of Best Buy.  In addition, I have had discussions with highly-regarded former Best Buy senior executives, including Brad Anderson and Allen Lenzmeier, who have expressed an interest in rejoining Best Buy in this context.  As you are aware, Minnesota law requires that I receive permission from the Board of Directors before I reach any agreement with potential partners in this effort.  While I have not yet reached any such agreements, I am confident, based on my discussions to date, that I could in short order if the Board allows me to do so.

As you know, Hatim, I have made repeated requests to the Board for several weeks now to provide me with due diligence information and the consent to form a group required under Minnesota law. In your most recent communication to my advisors, you indicated that the Board would need an additional three weeks before it could consider my requests. I am submitting this letter in the hope that, with a concrete proposal in front of it, the Board will have a compelling basis on which to grant my requests and avoid further delay.

Based on my analysis of publicly available information, and subject to due diligence, I would propose to acquire all of the common stock of Best Buy for a purchase price in the range of $24.00 to $26.00 per share in cash.  This represents a very compelling opportunity for Best Buy shareholders, who would receive the certainty of an immediate all-cash premium of 36% to 47% for their shares based on the latest closing stock price of $17.64 on August 3, 2012.

The transaction would be financed through a combination of investments from private equity firms, my equity investment of approximately $1 billion, and debt financing.  Based on significant work done to date, Credit Suisse, who I have retained as my financial advisor, is highly confident that it can arrange the necessary debt financing.

With the Board’s agreement that I may work together with potential private equity partners and former senior executives, and with timely access to relevant non-public company information, I am confident that the necessary due diligence could be completed expeditiously and a binding agreement to acquire Best Buy could be reached quickly.  Of course, I am prepared to enter into a customary confidentiality agreement and begin work immediately.

Hatim, I cannot emphasize strongly enough how much I believe in Best Buy and its future, and how much I would welcome the opportunity to do what is best for shareholders and Best Buy.  I believe there is an urgent need for Best Buy to reinvigorate growth by reconnecting with today’s customers and building pathways to the next generation of consumers.  I feel that the transaction I am proposing would be a “win-win”, as it would allow shareholders to receive compelling value for their shares, and it would allow Best Buy to take the actions that it needs to take outside of the public sphere.  I believe that it is in our mutual interest to move as quickly and efficiently as possible and appreciate your prompt attention to this matter.

Of course, neither Best Buy nor I shall be subject to any binding obligation with respect to any transaction unless and until a definitive agreement is executed and delivered.

I look forward to your response at your earliest convenience.

Sincerely,

/s/ Richard M. Schulze

Richard Schulze